3P 1/16 *



07008495



RECEIVED
NOV 2 1 2007
PROCESSING
WASH, D.C.
185
SECTION

SECURITIES AND EXCHANGE COMMISSION

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-10999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/06** (MM/DD/YY) AND ENDING **09/30/07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James & Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II **727-567-1000**
(Area Code . Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700	**Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 18 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 1/17

RAYMOND JAMES &ASSOCIATES INC. AND SUBSIDIARIES.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2007

SUMMARY OF CONTENTS

RAYMOND JAMES®

November 20, 2007

Gentlemen:

We, the undersigned, officers of Raymond James & Associates, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Annual Consolidated Financial Statements and supplementary schedules.

Pursuant to Rule 418.15 we have made available to our members and allied members, the Consolidated Financial Statements and Computation of Net Capital for the fiscal year ended September 30, 2007.

OATH OR AFFIRMATION

We, Thomas A. James and Richard B. Franz II, officers of Raymond James & Associates, Inc., affirm to the best of our knowledge and belief, that the accompanying financial statements and supporting schedules pertaining to the firm of Raymond James & Associates, Inc., as of September 30, 2007, are true and correct. We further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.



Chief Executive Officer



Principal Financial Officer

State of Florida
County of Pinellas

Before me personally appeared Thomas A. James and Richard B. Franz II, to me well known and known to me to be the persons described in and who executed the foregoing instrument, and acknowledged to me and before me, that Thomas A. James and Richard B. Franz II executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal this 20th day of November, A.D., 2007.



Notary Public
State of Florida at Large

KAREN B. WACHTEL
Notary Public, State of Florida
My comm. exp. Feb. 21, 2009
Comm. No. DD 398540

My commission expires: ______________________

Raymond James & Associates, Inc.
Member New York Stock Exchange/SIPC

880 Carillon Parkway • St. Petersburg, FL 33716
727-567-1000 • www.RaymondJames.com

Consolidated Statement

of

Financial Condition

September 30, 2007

RAYMOND JAMES®

& ASSOCIATES, INC.

Member New York Stock Exchange/SIPC

International Headquarters:

The Raymond James Financial Center

880 Carillon Parkway, St. Petersburg, FL 33716

727-567-1000 • www.RaymondJames.com

Committed to your financial future.

A wholly-owned subsidiary of Raymond James Financial, Inc. (NYSE-RJF)

Raymond James & Associates, Inc.
and Subsidiaries

(a wholly-owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

(in thousands, except share and par amounts)

SEPTEMBER 30, 2007

ASSETS

Cash and cash equivalents	$ 260,566
Assets segregated pursuant to federal regulations:	
Cash and cash equivalents	3,910,546
Securities purchased under agreement to resell	259,727
Receivables:	
Brokerage clients, net	1,442,120
Stock borrowed	1,292,265
Brokers, dealers and clearing organizations	72,153
Other	196,486
Deposits with clearing organizations	36,013
Securities owned, at fair value	387,686
Deferred income taxes, net	43,083
Property and equipment, net	134,995
Prepaid expenses and other assets	19,230
	$ 8,054,870

LIABILITIES AND STOCKHOLDER'S EQUITY

Loans payable	$ 64,955
Payables:	
Brokerage clients	4,995,346
Stock loaned	1,280,747
Brokers, dealers and clearing organizations	51,897
Payables to affiliates	144,244
Income taxes payable	51,450
Trading account securities sold, not yet purchased, at fair value	138,371
Securities sold under agreement to repurchase	393,282
Accrued compensation, commissions and benefits	169,854
Accrued expenses and other liabilities	57,503
	7,347,649
Commitments and contingencies (Note 12)	
Stockholder's equity:	
5% non-voting cumulative preferred stock - convertible into one share of common stock; $2 par value; authorized 200,000 shares; issued and outstanding 100,000 shares	200
Common stock - $.10 par value; authorized 4,000,000 shares; issued and outstanding 1,083,500 shares	108
Additional paid-in capital	140,329
Retained earnings	566,734
Accumulated other comprehensive income	(150)
	707,221
	$ 8,054,870

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Raymond James & Associates, Inc. (the "Company") is a Florida corporation and a wholly-owned subsidiary of Raymond James Financial, Inc. ("RJF" or the "Parent"). The Company is a full service broker-dealer engaged in most aspects of securities distribution and investment banking. The Company also offers financial planning services for individuals and provides clearing services for Raymond James Financial Services, Inc. ("RJFS", a wholly-owned subsidiary of RJF), other affiliated entities and unaffiliated broker-dealers. The Company is a member of the New York Stock Exchange, American Stock Exchange, Philadelphia Stock Exchange, Boston Stock Exchange, Chicago Board Options Exchange, New York Futures Exchange and Chicago Stock Exchange. It is also a member of the Securities Industry Association, Financial Industry Regulatory Authority, National Futures Association and Securities Investor Protection Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of presentation

The Company conforms to its Parent's fiscal year end on September 30th. The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Planning Corporation of America ("PCA"), a general insurance agency representing a number of insurance companies; and Raymond James Geneva S.A. ("RJG") and Raymond James Euro Support Ltd. ("RJES"), financial services firms based in Geneva, Switzerland. All significant intercompany balances and transactions have been eliminated in consolidation.

The consolidated statement of financial condition is prepared in accordance with U.S generally accepted accounting principles, the more significant of which are summarized below.

Securities transactions

Securities transactions are recorded on a trade date basis. Marketable securities are valued at market value, and securities which are not readily marketable are carried at estimated fair value as determined by management. When available, the Company uses prices from independent sources such as listed market prices, or broker or dealer price quotations to derive the fair value of the instruments. For investments in illiquid securities that do not have readily determinable fair values, the Company uses estimated fair values. Estimated fair values are determined by management based upon consideration of available information, including types of securities, current financial information, restrictions on dispositions and market values of underlying securities.

Cash and cash equivalents

Cash equivalents are highly liquid investments, consisting mainly of money market demand accounts, with original maturities of 90 days or less.

Assets segregated pursuant to federal regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company, as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. Cash and cash equivalents are included in segregated assets at September 30, 2007.

Securities purchased under agreements to resell

The Company invests in short-term securities purchased under agreements to resell (reverse repurchase agreements). Transactions involving reverse repurchase agreements are accounted for as collateralized financings. These transactions are carried at contractual amounts plus accrued interest. Reverse repurchase agreements generally require the Company to deposit cash with the counterparty. The Company monitors the market value of securities bought and sold on a daily basis, with additional collateral obtained or refunded as necessary. It is the Company's policy to obtain possession and control of securities purchased under resale agreements. The net fair value of securities purchased under resale agreements approximates their carrying value; as such, financial instruments are predominantly short-term in nature. The Company monitors the risk of loss by assessing the market value of the underlying securities as compared to the related receivable or payable, including accrued interest, and requests additional collateral where deemed appropriate. At September 30, 2007, there were no agreements with any individual counterparties where the risk of loss exceeded 10% of the Company's stockholder's equity, based on consideration of collateral value. At September 30, 2007, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $256,575,000, and the fair value of the collateral that had been sold or repledged was $253,522,000.

Receivables and allowance for doubtful accounts

Brokerage client receivables from broker-dealer clients are principally for amounts due on cash and margin transactions and are generally collateralized by securities owned by the clients. Receivables from broker-dealer clients are reported at their outstanding principal balance, adjusted for any allowance for doubtful accounts. When a broker-dealer receivable is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker-dealer price quotations. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the Consolidated Statement of Financial Condition.

The Company also makes loans or pays advances to employees, primarily Financial Advisors, mainly for recruiting and retention purposes. These loans and advances are included in Other receivables in the amount of $97,939,000 less an allowance for doubtful accounts of $436,000. The Company provides for an allowance for doubtful accounts based on an evaluation of the Company's ability to collect such receivables. The Company's ongoing evaluation includes the review of specific accounts of Financial Advisors no longer associated with the Company and the Company's historical collection experience. When the review of these accounts indicates that any further collection activity is highly unlikely, the loans are written off and the corresponding allowance for doubtful accounts is reversed.

Securities borrowed and securities loaned

Securities borrowed and securities loaned transactions are reported as collateralized financings and recorded at the amount of collateral advanced or received. Securities borrowed transactions generally require the Company to deposit cash with the lender. With respect to securities loaned, the Company generally receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Property and equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial reporting purposes over the estimated useful lives of the assets, which range from two to seven years for software; two to five years for furniture, fixtures and equipment; and ten to thirty-one years for buildings, building improvements and land improvements. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful lives of the assets.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized.

Exchange memberships

Exchange memberships are carried at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. The memberships, carried at $409,000, are included in Prepaid expenses and other assets and had an aggregate estimated fair value of $3,210,000 at September 30, 2007.

Securities sold under agreement to repurchase

The Company has sold securities which it is under agreement to repurchase (repurchase agreements) at a future date. Transactions involving repurchase agreements are accounted for as secured borrowings. These transactions are carried at contractual amounts plus accrued interest. Included in Securities sold under agreement to repurchase are repurchase agreements with a fair value of $29,612,000 at September 30, 2007 used to finance trading securities as part of an economic hedging strategy.

Income taxes

The results of operations of the Company are included in the consolidated income tax returns of RJF. The Company utilizes the asset and liability approach defined in SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax bases of assets and liabilities.

The fiscal 2007 provision for income taxes was calculated on a separate company basis, and deferred tax assets and liabilities have been recorded by the Company.

In July 2006, the Financial Accounting Standards Board issued FIN 48, "Accounting for Uncertainty in Income Taxes," which establishes the criteria that an individual tax position must meet for the tax benefits of that position to be recognized. FIN 48 uses a two-step process to determine the amount of a tax benefit from an uncertain position to be recognized if it is more likely than not to be sustained upon examination by taxing authorities. The amount of the benefit is then measured to be the largest tax benefit that has greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. The Company will be required to adopt FIN 48 as of October 1, 2007. The Company expects that the effect of adopting FIN 48 will not result in a material adjustment to fiscal 2008 opening retained earnings.

Stock and stock option plans

Selected employees participate in various RJF incentive stock option and restricted stock plans which provide for the issuance of RJF common stock. Stock-based compensation expense is calculated in accordance with the fair value provisions of SFAS No. 123(R), "Share-Based Payment", and amounts are allocated by RJF to the Company.

Foreign currency translation

Foreign currency balances are translated at the rate in effect as of the Consolidated Statement of Financial Condition date.

Commitments and contingencies

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range.

Use of estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - RECEIVABLES AND PAYABLES:

Receivables from and payables to brokerage clients

Receivables from and payables to brokerage clients include amounts arising from normal cash and margin transactions. Securities owned by brokerage clients are held as collateral for receivables. Such collateral is not reflected in the accompanying Consolidated Statement of Financial Condition. The amount receivable from clients is shown net of an allowance for doubtful accounts of approximately $78,000 as of September 30, 2007. The Company pays interest at varying rates for qualifying client funds on deposit which are awaiting reinvestment. Such funds on deposit totaled $4,452,378,000 at September 30, 2007. Other funds on deposit on which the Company does not pay interest totaled $542,968,000 at September 30, 2007.

Receivables from brokers, dealers and clearing organizations (in thousands):

Securities failed to deliver	$ 28,450
Open transactions, net	8,897
Interest and other	34,806
Total receivables	$ 72,153

Payables to brokers, dealers and clearing organizations (in thousands):

Securities failed to receive	$ 34,109
Interest and other	17,788
Total payables	$ 51,897

Fails to deliver represent receivables for securities sold that have not been delivered by the Company for which settlement date has passed. Fails to receive represent payables for securities purchased that have not been received by the Company for which settlement date has passed.

Amounts receivable and payable for securities that have not reached the contractual settlement dates are recorded net on the Consolidated Statement of Financial Condition and are included in receivables from or payables to brokers, dealers and clearing organizations as open transactions. Amounts payable for securities purchased of $322,917,000 were netted against amounts receivable for securities sold of $331,814,000 to arrive at a net receivable of $8,897,000 at September 30, 2007.

NOTE 4 - RELATED PARTY TRANSACTIONS:

Pursuant to formal clearing agreements, the Company clears trades for RJFS and other affiliated entities. The Company confirms securities trades, processes securities movements, records transactions with clients in its accounts and collects commissions and fees on behalf of such affiliates. The Company retains a portion of such commissions and fees as a clearing fee for its services, which it records on a net basis.

The Company participates with its Parent and affiliates in certain expense sharing agreements. Receivable from affiliates of $13,573,000 at September 30, 2007, which is included in Other receivables, and Payable to affiliates of $144,244,000 at September 30, 2007, reflect amounts receivable and payable for these related party transactions. Included in Payables to affiliates at September 30, 2007, is $117,636,000 in loans made to the Company by RJF for purposes of facilitating the Company's management of excess cash of its Parent. RJF loans money to the Company where it is invested on behalf of RJF in conjunction with the Company's normal proprietary cash investing activities. The Company earned $6,927,000 of interest income on these funds and paid $6,927,000 to RJF as interest expense for the year ended September 30, 2007.

NOTE 5 - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED (in thousands):

Marketable securities owned and securities sold, not yet purchased, are valued at fair market value. Securities not readily marketable are valued at fair value as determined by the Company's management. The valuation is based upon consideration of available information, including types of securities, current financial information, restrictions on dispositions and market values of underlying securities.

	Securities owned, at fair value	Trading account securities sold, not yet purchased, at fair value
Marketable:		
Equity securities	$ 20,849	$ 31,651
Municipal obligations	192,015	54
Corporate obligations	46,383	656
U.S. Government obligations	71,630	45,181
Agency obligations	47,123	60,829
Other securities	957	-
Non-marketable	8,729	-
	$ 387,686	$ 138,371

NOTE 6 - PROPERTY AND EQUIPMENT (in thousands):

Land	$ 8,406
Buildings, building improvements, land improvements, and leasehold improvements	122,087
Furniture, fixtures, and equipment	116,336
Software	33,337
	280,166
Less:	
Accumulated depreciation and amortization	(145,171)
	$ 134,995

NOTE 7 - BORROWINGS:

Loans payable of $64,955,000 represents a mortgage note payable related to the financing of the Company's home office complex. The mortgage note is guaranteed by the Parent. The mortgage requires monthly principal and interest payments of $530,000. The mortgage bears interest at 5.70% and is secured by land, buildings and improvements with a net book value of $70,719,000 at September 30, 2007.

Principal maturities under this mortgage note payable for the succeeding fiscal years (in thousands):

Fiscal 2008	$ 2,731
Fiscal 2009	2,891
Fiscal 2010	3,060
Fiscal 2011	3,240
Fiscal 2012	3,429
Thereafter	49,604
Total	$ 64,955

The Company maintains uncommitted lines of credit aggregating $535,100,000 with commercial banks ($235,100,000 secured and $300,000,000 unsecured). Borrowings under the lines of credit bear interest at the effective Fed Funds rate plus 0.5%. There were no secured or unsecured short-term borrowings outstanding at September 30, 2007. The interest rate on borrowings ranged from 5.31% to 6.25% in fiscal 2007. Loans on the secured uncommitted lines of credit are collateralized by Company owned and/or client margin securities, as permitted by regulatory requirements.

During fiscal year 2007, the Company entered into a tri-party repurchase agreement with two banks for the primary purpose of financing its inventory. Under this agreement, the Company maintains a secured line of credit of $500,000,000. Borrowings under this agreement bear interest at the effective Fed Funds rate plus 0.25%. Under this agreement, there were secured short-term borrowings of $195,000,000 outstanding at

September 30, 2007 which is included in Securities sold under agreement to repurchase. The interest rate on borrowings ranged from 5.0% to 6.25% in fiscal 2007. This loan is collateralized by company-owned securities with a market value of $202,323,000 at September 30, 2007.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

In the normal course of business the Company purchases and sells securities as either principal or agent on behalf of its clients. If either the client or a counterparty fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company acts as an intermediary between broker-dealers and other financial institutions whereby the Company borrows securities from one entity and then lends them to another. Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions. The Company measures the market value of the securities borrowed and loaned against the cash collateral on a daily basis. The market value of securities borrowed and securities loaned was $1,159,689,000 and $1,159,615,000, respectively, at September 30, 2007. The contract value of securities borrowed and securities loaned was $1,200,798,000 and $1,204,702,000 respectively at September 30, 2007. Additional cash is obtained as necessary to ensure such transactions are adequately collateralized. If another party to the transaction fails to perform as agreed (for example, failure to deliver a security or failure to pay for a security), the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company has also loaned, to broker-dealers and other financial institutions, securities owned by clients and others for which it has received cash or other collateral. The market value of securities loaned was $74,074,000 at September 30, 2007. The contract value of securities loaned was $76,045,000 at September 30, 2007. If a borrowing institution or broker-dealer does not return a security, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the collateral received from the broker-dealer or financial institution.

The Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded a liability of $138,371,000 at September 30, 2007 which represents the market value of the securities at such date. The Company is subject to loss if the market price of those securities increases. These positions include government obligations and equity securities utilized to economically hedge proprietary inventory positions. At September 30, 2007, the Company had $106,010,000 in short government and agency obligations and $11,048,000 in short equity securities which represented economical hedge positions.

The Company enters into security transactions on behalf of its clients and other brokers involving forward settlement. Forward contracts provide for the delayed delivery of the underlying instrument. The Company has entered into transactions with a contract value of $2,036,818,000 and a market value of $2,033,023,000 as of September 30, 2007. The contractual amounts related to these financial instruments reflect the volume and activity but do not reflect the amounts at risk. The gain or loss on these transactions is recognized on a trade date basis. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including the duration, the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility. The credit risk for these transactions is limited to the unrealized market valuation gains recorded in the Consolidated Statement of Financial Condition.

The majority of the Company's transactions, and consequently, the concentration of its credit exposure are with clients, broker-dealers and other financial institutions in the United States of America. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations. The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial condition and credit ratings. The Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels as appropriate.

NOTE 9 - FEDERAL AND STATE INCOME TAXES (in thousands):

Deferred income taxes at September 30, 2007 reflect the impact of temporary differences between amounts of assets and liabilities for financial statement purposes and such amounts as measured by tax laws. The temporary differences give rise to deferred tax assets and liabilities, which are summarized below:

Deferred tax assets:	
Deferred compensation	$ 17,596
Accrued expenses	15,131
Capital expenditures	21,800
Other	2,659
Total deferred tax assets	57,186
Deferred tax liabilities:	
Capital expenditures	(14,103)
Total deferred tax liabilities	(14,103)
Net deferred tax assets	$ 43,083

The Company has recorded a deferred tax asset at September 30, 2007. No valuation allowance as defined by SFAS No. 109 is required at September 30, 2007. Management believes that a valuation allowance is not necessary because it is more likely than not that the deferred tax asset is realizable.

NOTE 10 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer and member firm of the New York Stock Exchange, Inc. ("NYSE"), the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 and the rules of the securities exchanges of which it is a member whose requirements are substantially the same. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from client transactions. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business and declaring dividends if its net capital is less than 5% of aggregate debit items. At September 30, 2007, the Company's percentage was 21.94% as compared with the minimum 2%, and net capital, as defined, was $332,873,000 as compared with minimum required net capital of $30,344,000, resulting in excess net capital of $302,529,000.

At September 30, 2007, the Company's deposit requirement for the proprietary accounts of introducing brokers was $435,000.

NOTE 11 - EMPLOYEE BENEFIT PLANS:

The Company participates in various qualified and non-qualified savings, incentive and stock plans of RJF along with other affiliated companies. RJF allocates the cost of providing these plans to the Company based on cost per employee. The qualified plans include 401(k), incentive stock options, employee stock purchase, profit sharing and employee stock ownership plans. The 401(k) plan provides for the Company to match 100% of the first $500 of compensation and 50% of the next $500 of compensation deferred by each participant annually. As approved by the RJF Board of Directors, the incentive stock option plans grant options on RJF stock to key management employees and Financial Advisors of the Company. The employee stock purchase plan allows employees to purchase shares of RJF common stock on four specified dates throughout the year at a 15% discount from market value, subject to certain limitations. The profit sharing plan and employee stock ownership plan provide certain death or retirement benefits for employees who meet certain service requirements. The profit sharing plan and employee stock ownership plan benefits become fully vested after seven years of qualified service. As of October 1, 2007, such benefits became fully vested after six years of qualified service. Non-qualified plans, available to only select employees, include deferred long-term incentive compensation, restricted stock, stock bonus, stock options, retention programs and employee investment funds.

NOTE 12 - COMMITMENTS AND CONTINGENCIES:

Long-term lease agreements expire at various times from 2008 through 2014. **Minimum annual rentals under such agreements for the succeeding fiscal years are approximately (in thousands):**

Fiscal 2008	$ 16,891
Fiscal 2009	11,966
Fiscal 2010	9,995
Fiscal 2011	7,089
Fiscal 2012	4,891
Thereafter	7,253
Total	$ 58,085

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such commitments that were open at September 30, 2007 and were subsequently settled had no material effect on the consolidated statement of financial condition as of that date.

The approximate market values of collateral received that can be repledged by the Company were:

Sources of collateral (in thousands):

Securities purchased under agreements to resell	$ 256,575
Securities received in securities borrowed vs. cash transactions	1,246,589
Collateral received for margin loans	1,472,819
Total	$ 2,975,983

During the year certain collateral was repledged. The approximate market values of this portion of collateral repledged by the Company were:

Uses of collateral and trading securities (in thousands):

Securities purchased under agreements to resell	$ 253,522
Securities received in securities borrowed vs. cash transactions	1,246,589
Collateral received for margin loans	148,596
Total	$ 1,648,707

The Company utilizes client marginable securities to satisfy deposits with clearing organizations. At September 30, 2007, the Company had client margin securities valued at $135,697,000 pledged with a clearing organization to meet the point in time requirement of $67,459,000.

As a result of the extensive regulation of the securities industry, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from business. In addition, from time to time, regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

The Company is a defendant or co-defendant in various lawsuits and arbitrations incidental to its securities business. The Company is contesting the allegations of the complaints in these cases and believes that there are meritorious defenses in each of these lawsuits. In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of the Company's management, based on currently available information, review with outside legal counsel, and consideration of amounts provided for with respect to these matters in the Company's financial statements, the ultimate resolution of these matters will not result in a material adverse effect on the consolidated financial position or results of operations.


KPMG

Independent Auditors' Report

The Board of Directors
Raymond James & Associates, Inc.:

We have audited the accompanying consolidated statement of financial condition of Raymond James & Associates, Inc. and Subsidiaries (a wholly-owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 30, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raymond James & Associates, Inc. and Subsidiaries as of September 30, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 20, 2007
Certified Public Accountants



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors
Raymond James & Associates, Inc.:

In planning and performing our audit of the consolidated financial statements of Raymond James & Associates, Inc. and Subsidiaries, a wholly–owned subsidiary of Raymond James Financial, Inc., (the Company), for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1) The periodic computations of minimum financial requirements pursuant to Regulation 1.17.





Since the Company does not carry commodities accounts for customers, we did not review the practices and procedures followed by the Company in any of the following:

2) Making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

3) Performing the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at September 30, 2007, to meet the SEC's and CFTC's objectives.



This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the NYSE Group, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 under the CFTC in their regulation of registered broker-dealers and futures commissions merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 20, 2007
Certified Public Accountants

END